Mail Stop 3561

August 8, 2006

Thomas K. Barry
Chief Executive Officer
Corning Natural Gas Corporation
330 W. William Street
P.O. Box 58
Corning, NY 14830

> **Re: Corning Natural Gas Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 19, 2006**
> **File No. 0-00643**

Dear Mr. Barry:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Opinion of Bryant Park Capital to the Corning Board of Directors, page 26

1. We note your disclosure regarding the limitation on reliance by shareholders on the fairness opinion provided by Bryant Park Capital. In this regard, you state that Bryant Park Capital's opinion was "[p]rovided solely to Corning Board of Directors in connection with and for the purpose of its evaluation of the merger." Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, please disclose the basis for Bryant Park Capital's belief that shareholders cannot rely upon the opinion to support any

claims against Bryant Park Capital arising under applicable state law. Please describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also please disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further please disclose that the availability of such a state-law defense to Bryant Park Capital would have no effect on the rights and responsibilities of either Bryant Park Capital or the board of directors under the federal securities laws.

Interests of Certain Persons in the Merger, page 33

2. We note your reference to certain agreements that you have entered into with Thomas K. Barry and Kenneth J. Robinson. It appears, however, that these agreements have not been filed with us. Please file these agreements or advise us as to when and where they were filed. In this regard, we note the following agreements:

   - Amended and Restated Employment Agreements dated December 14, 2000,
   - Amended and Restated Severance Agreements dated December 14, 2000 and
   - Assignment Agreements dated July 10, 2001.

   Please ensure that all required employment agreements have been filed. See Item 601(b)(10) of Regulation S-K.

Merger Agreement and Adjustments to Merger Consideration, page 39

3. We note that the merger consideration of $13.71 per share is subject to adjustments, as described in this section. Based on the projected range of potential adjustments, you state that the cash consideration per share is presently expected to range between $12.63 and $17.66, but could fall outside this range based on future facts and circumstances. Please disclose this range on the cover page of the proxy statement. Also, in the forepart of the proxy statement, please briefly describe how the adjustments will be calculated and the timing of the adjustments. Further, please disclose that should the adjusted price per share fall outside the range, you will resolicit shareholders to give them an opportunity to reconsider their vote/investment decision.

* * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Eric J. Krathwohl, Esq.
        Rich May, P.C.
        Fax: (617) 556-3890